OFFICER’S CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101:
Communication with Beneficial Owners of Securities of a Reporting Issuer
(the “Instrument”)

I, Stephanie Hunter, Corporate Secretary of PolyMet Mining Corp. (the “Corporation”), do hereby certify that the Corporation:

1.

has arranged to have proxy-related materials for the annual and special meeting of the Corporation’s common shareholders to be held on July 15, 2015 (the “Meeting”) sent, in compliance with the Instrument, to all beneficial owners, at least 30 days before the date fixed for the Meeting;

2.

intends to use notice-and-access and has fixed the record date for notice as May 20, 2015 (at least 40 days before the date of the meeting) and has arranged to have the notification of meeting and record dates under section 2.2 at least 3 business days before the record date for notice;

3.	has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraphs 1 and 2 above; and

4.	is relying on section 2.20 of the Instrument to abridge the time requirements set out in sections 2.2(1) and 2.5(1) of the Instrument.

CERTIFIED this 2nd day of June, 2015.

PolyMet Mining Corp.

Per:	/s/ Stephanie Hunter
Stephanie Hunter
Corporate Secretary